                         NORTHQUEST CAPITAL FUND, INC.

                                16 Rimwood Lane

                              Colts Neck, NJ 07722

                                  732-842-3465

Mr. Rupert                                                   September 18, 2011

U.S Securities and Exchange Commission

Washington D.C. 20549

RE: Response to comments on 09/16/11

Dear Mr. Rupert:

The Fund has enclosed the following responses to your comments as per our phone conversation on 09/16/11.

Item 1. Removed the following text under heading "SIGNATURES" (pg v of Form

        N-CSR dated 12/31/2010).

                 "By the Commission"

                 "Margaret H. Mcfarland"

                 "Deputy Secretary"

                 "Dated January 27, 2003"

Item 2. Added to Item 10 (page iv) reference (B) of Form N-CSR (dated 12/31/10)

        another exhibit (Identified as EY99Q410.CER). The text is:

        A separate certification of the principal executive and prinicpal financial officers as required by Sectio 906 of the Sarbanes-Oxley Act is filled herewith as an exhibit to and part of this Form N-CSR.

Item 3. Added a new exhibit (identified as EY99Q410.CER) to Form N-CSR dated

        12/31/10. This exhibit is a certification pursuant to Section 906 of the

        Sarbanes-Oxley Act. The exhibit text is:

                               Exhibit 12 (b)

                 CERTIFICATION PURSUANT TO SECTION 906 OF THE

                             SARBANES-OXLEY ACT

   Pursuant to 18 U.S.C. 1350, the undersigned, being the President, Principal

   Executive Officer and Chief Financial Officer of NorthQuest Capital Fund,

   Inc. (the "Registrant"), hereby certifies that, to the best of such officer's knowledge, the Registrant's report on Form N-CSR for the period ended

   December 31, 2010 (the "Report") fully complies with the requirements of

   Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant as of, and for, the periods presented in the Report.

   Date:  01/31/11                           By: /s/ Peter J. Lencki

                                                     ---------------

                                                     Peter J. Lencki

                                                     President

                                                     Principal Executive Officer

                                                     Chief Financial Officer

   This certification is furnished as an exhibit solely pursuant to Item 12 (b)

   of Form N-CSR and is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification is not deemed to be incorporat-

   ed by reference into any filing under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended except to the extent that the Registrant specifically incorporates this certification by reference.

Item 4. Updated exhibit EX99Q410.CER of Form N-CSR dated 12/31/2010. This exhibit is a certification required in Item 12 (a) (2) by Rule 30a-2(a)

        under the Investment Company Act of 1940. The exhibit text is:

                             Exhibit 12 (a) (2)

                              CERTIFICATION of

                        PRINCIPAL EXECUTIVE OFFICER

                                     and

                        PRINCIPAL FINANCIAL OFFICER

I, Peter J. Lencki, President, Principal Executive Officer and Chief Financial

   Officer of NorthQuest Capital Fund, Inc., certify that:

1. I have reviewed this report on Form N-CSR of NorthQuest Capital Fund, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement, a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows (if the financial statements are required to include a state ment of cash flows) of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of

   1940) and internal control over financial reporting (as defined in Rule 30a-

   3(d) under the Investment Company Act of 1940) for the registrant and has:

   a) Designed such disclosure controls and procedures, or caused such disclo-

      sure controls and procedures to be designed under my supervision, to en-

      sure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those en-

      tities,particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my super-

      vision, to provide reasonable assurance regarding the reliability of fin-

      ancial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effec-

      tiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the second fiscal quarter of the period covered in this report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed to the registrant's Board of Directors and the registrant's auditors:

   a) All significant deficiencies and material weaknesses in the design or op-

      eration of internal control over financial reporting which are resonably likely to adversely affect the registrant's ability to record, process,

      summarize, and report financial information; and

   b) Any fraud, whether or not material, that involves management or other em-

      ployees who have a significant role in the registrant's internal control over financial reporting.

5. (continued)

   Date:  01/31/11                            By: /s/ Peter J. Lencki

                                                      ---------------

                                                      Peter J. Lencki

                                                      President

                                                      Pincipal Executive Officer

                                                      Chief Financial Officer

Item 5. Removed the following text under heading "SIGNATURES" (Formerly page iii changed to page iv of Form N-CSRS dated 06/30/2011).

                 "By the Commission"

                 "Margaret H. Mcfarland"

                 "Deputy Secretary"

                 "Dated January 27, 2003"

Item 6. Added to Item 10 (page iii) reference (B) of Form N-CSRS (dated

        06/30/11) another exhibit (Identified as EY99Q311.CER). The text is:

        A separate certification of the principal executive and prinicpal financial officers as required by Sectio 906 of the Sarbanes-Oxley Act is filled herewith as an exhibit to and part of this Form N-CSRS.

Item 7. Added a new exhibit (identified as EY99Q311.CER on page vi) to Form

        N-CSRS dated 06/30/11. This exhibit is a certification pursuant to

        Section 906 of the Sarbanes-Oxley Act. The exhibit text is:

                               Exhibit 12 (b)

                 CERTIFICATION PURSUANT TO SECTION 906 OF THE

                             SARBANES-OXLEY ACT

   Pursuant to 18 U.S.C. 1350, the undersigned, being the President, Principal

   Executive Officer and Chief Financial Officer of NorthQuest Capital Fund,

   Inc. (the "Registrant"), hereby certifies that, to the best of such officer's knowledge, the Registrant's report on Form N-CSR for the period ended

   June 30, 2011 (the "Report") fully complies with the requirements of

   Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant as of, and for, the periods presented in the Report.

   Date:  07/27/2011                         By: /s/ Peter J. Lencki

                                                     ---------------

                                                     Peter J. Lencki

                                                     President

                                                     Principal Executive Officer

                                                     Chief Financial Officer

   This certification is furnished as an exhibit solely pursuant to Item 12 (b)

   of Form N-CSR and is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification is not deemed to be incorporat-

   ed by reference into any filing under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended except to the extent that the Registrant specifically incorporates this certification by reference.

Item 8. Updated exhibit EX99Q311.CER of Form N-CSRS dated 06/30/2011. This exhibit (pages iv and v) is a certification required in Item 12 (a) (2)

        by Rule 30a-2(a) under the Investment Company Act of 1940. The exhibit text is:

Item 8.(continued)    Exhibit 12 (a) (2)

                              CERTIFICATION of

                        PRINCIPAL EXECUTIVE OFFICER

                                     and

                        PRINCIPAL FINANCIAL OFFICER

I, Peter J. Lencki, President, Principal Executive Officer and Chief Financial

   Officer of NorthQuest Capital Fund, Inc., certify that:

1. I have reviewed this report on Form N-CSRS of NorthQuest Capital Fund, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement, a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows (if the financial statements are required to include a state ment of cash flows) of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of

   1940) and internal control over financial reporting (as defined in Rule 30a-

   3(d) under the Investment Company Act of 1940) for the registrant and has:

   a) Designed such disclosure controls and procedures, or caused such disclo-

      sure controls and procedures to be designed under my supervision, to en-

      sure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those en-

      tities,particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my super-

      vision, to provide reasonable assurance regarding the reliability of fin-

      ancial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effec-

      tiveness of the disclosure controls and procedures, as of a date within 90 days prior to the filing date of this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the second fiscal quarter of the period covered in this report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed to the registrant's Board of Directors and the registrant's auditors:

   a) All significant deficiencies and material weaknesses in the design or op-

      eration of internal control over financial reporting which are resonably likely to adversely affect the registrant's ability to record, process,

      summarize, and report financial information; and

   b) Any fraud, whether or not material, that involves management or other em-

      ployees who have a significant role in the registrant's internal control over financial reporting.

   Date:  07/27/11                            By: /s/ Peter J. Lencki

                                                      ---------------

                                                      Peter J. Lencki

                                                      President

                                                      Pincipal Executive Officer

                                                      Chief Financial Officer

Item 9. Amended 485BPOS with the following changes:

        a. Page i:   Amendments change from 22 to 23

                     Effective date from 02/18/11 to 09/22/11

        b. Page ii:  Cover of Prospectus date changed from February 18, 2011 to September 22, 2011

        c. Page 11 of Prospectus ("Financial Highlights") has been updated with a new column reflecting Fund financials as 0f 06/30/11 and footnotes "a" and "3" have been added and defined

                     at bottom of page. The following text reflects the updated

                     Financial Highlights section.

                              Financial Highlights

        For a share of capital stock outstanding throughout the period

                        For the years ended December 31,

                           3

                       2011     2010      2009       2008       2007      2006

PER SHARE DATA:

Net Asset Value,

Beginning of Period  $ 11.03  $ 10.18   $  9.05    $ 12.85    $ 13.35   $ 11.77

--------------------------------------------------------------------------------

Income from Investment Operations:

Net Investment Income

            (Loss)(1)  (0.04)   (0.09)    (0.03)       .01        .01       -

Net Realized and

Unrealized Gain (Loss)

        on Investments  0.42     0.94      1.16      (3.80)     (0.50)     1.58

                       ------   ------    ------     ------     ------    ------

Total From Investment

           Operations   0.38     0.85      1.13      (3.79)     (0.49)     1.58

--------------------------------------------------------------------------------

Less Distributions       -        -         -        (0.01)     (0.01)      -

--------------------------------------------------------------------------------

Net Asset Value, End

           of Period $ 11.41  $ 11.03   $ 10.18    $  9.05    $ 12.85   $ 13.35

--------------------------------------------------------------------------------

Total Return (2)       3.45%    8.35%    12.49%    -29.48%     -3.69%    13.42%

--------------------------------------------------------------------------------

Ratios & Supplemental Data:

Net Assets, end of

    Period (000's)   $ 2,420  $ 2,329   $ 2,125    $ 1,843    $ 2,519   $ 2,490

Ratio of Expenses,

after reimbursement

to Average Net Assets  1.79%a   1.79%     1.79%      1.79%      1.79%     1.82%

Ratio of Expenses,

before reimbursement

to Average Net Assets  1.79%a   1.79%     1.83%      1.79%      1.79%     1.82%

Ratio of Net Investment

Income (Loss) to

Average Net Assets

after reimbursement   -0.68%   -0.85%    -0.36%      0.11%        -         -

Ratio of Net Investment

Income (Loss) to

Average Net Assets

before reimbursement  -0.68%      -      -0.40%        -          -         -

Portfolio Turnover

                Rate   0.00%    0.00%     0.00%     22.38%      0.00%     1.67%

--------------------------------------------------------------------------------

        c. Page 11 of Prospectus (continued)

a  The six month period is annualized

1  Per share net investment income (loss) has been determined on the basis of average number of shares outstanding during the period

2  Total return assumes reinvestment of dividends

3  For the six months ended June 30, 2011 (Unaudited)

         d. Page 1 of Part B (SAI): Date changed from February 18, 2011 to

                                    September 22, 2011 in SAI heading and in

                                    paragraph under heading. The Semi-Annual

                                    Report is referenced in paragraph and the

                                    N-CSRS filing date is stated. The heading

                                    and initial paragraph of the SAI is:

                                    Part B

                      STATEMENT OF ADDITIONAL INFORMATION

                               September 22, 2011

This Statement of Additional Information ("SAI") is not a prospectus, but should be read in conjunction with the Fund's current prospectus dated September

22, 2011. This SAI incorporates by reference the Fund's Annual Report and Semi-

Annual Report to shareholders for the fiscal year ended December 31, 2010 and six months ended June 30, 2011 which were filed with the Securities and Exchange

Commission on January 31, 2011 and August 3, 2011 respectively. To obtain a free copy of the Prospectus or Annual Report, please write or call the Fund at the address or the telephone numbers that are shown above.

         e. Page 2 of Part C: The consent has been updated with new amendments

                              (from amendments 22 to 23) and a new tentative

                              date.

             CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         As the independent registered public accounting firm, we hereby consent to the use of our report, dated January 29, 2011, for the NorthQuest

      Capital Fund, Inc., and to all references to our firm included in or made part of this Post-Effective Amendment No.23 under the Securities Act of

      1933 and Post-Effective Amendment No.23 under the Investment Company Act of 1940 to the NorthQuest Capital Fund, Inc.'s Registration Statement on

      Form N-1A (File Nos. 333-63416 and 811-10419), including the reference to our firm under the heading "Other Service Providers" in the Statement of

      Additional Information of the Fund.

      Abington, Pennsylvania                          /s/ Sanville & Company

      September 22, 2011

         f. Page 3 of Part C: The certification text has been updated on page 3 of Part C/Signatures Section. The section reads:

      Signatures -

      Pursuant to the requirements of the Securities Act of 1933 and the Invest-

      ment Company Act of 1940, the Fund certifies that it meets all of the re-

      quirements for effectiveness of this registration statement under Rule

         f. Page 3 of Part C (continued)

      485 (b) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Colts Neck and State of New Jersey on the 22nd

      day of September, 2011.

      The NorthQuest Capital Fund, Inc.    By: /s/ Peter J. Lencki

                                                   -------------------------

                                                   Peter J. Lencki, President

      Pursuant to  the requirements  of the Securities Act of 1933, this amend-

      ment to the Registrant's Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signatures -                       Title                        Date

 By: /s/ Peter J. Lencki         President, Chairman and Treasurer

     -------------------        (Principal Executive Officer)         09/22/2011

         Peter J. Lencki        (Principal Financial &

                                 Accounting Officer

                                 Director

 By: /s/ Mary E. Lencki                   Secretary

     --------------------                                             09/22/2011

         Mary E. Lencki

 By: /s/ Robert S. Keesser                Director

     ---------------------                                            09/22/2011

         Robert S. Keesser

 By: /s/ John G. Padovano                 Director

     --------------------                                             09/22/2011

         John G. Padovano

 By: /s/ Michael W. Sommerhalter          Director

     ---------------------                                            09/22/2011

         Michael W. Sommerhalter

         I have reviewed Mr. Rupert's comments, agree with these revisions and will make these corrections as soon as possible. I appreciate the time and effort taken by Mr. Rupert. As of September 18, 2011 the Fund acknowledges that:

           * the fund is responsible for the accuracy of the disclosure in the filings;

           * staff comments or changes to disclosure in response to staff comm-

             ents in the filings reviewed by the staff do not foreclose the

             Commission from taking any action with respect to the filing; and

           * the fund may not assert staff comments as a defense in any proceed-

             ing initiated by the Commission or any person under the federal securities laws of the United States.

             Regards,

             By: /s/ Peter J. Lencki

                     ---------------

                     Peter J. Lencki

                     President

                     Chief Financial Officer